Exhibit 99.1

BW LPG Limited – Financial calendar

Singapore, 12 December 2025

Financial calendar for BW LPG Limited (“BW LPG” or the “Company”, OSE ticker code: “BWLPG.OL”, NYSE ticker code “BWLP”).

FINANCIAL YEAR 2025
03.03.2026 – Quarterly Report – Q4
31.03.2026 – Annual Report

FINANCIAL YEAR 2026
28.05.2026 – Annual General Meeting
02.06.2026 – Quarterly Report – Q1
28.08.2026 – Half-yearly Report
24.11.2026 – Quarterly Report – Q3

The Financial Calendar can be accessed and downloaded here:
BW LPG Financial calendar

This information is published pursuant to the requirements set out in the Continuing obligations.

About BW LPG

BW LPG is the world’s leading owner and operator of LPG vessels, owning and operating a fleet of more than 50 Very Large Gas Carriers (VLGCs) with a total carrying capacity of over 4 million CBM. With five decades of operating experience in LPG shipping, an in-house LPG trading division and investment in onshore LPG infrastructure, BW LPG offers trusted and reliable services to source and deliver LPG to customers. Delivering energy for a better world – more information about BW LPG can be found at https://www.bwlpg.com.

BW LPG is associated with BW Group, a leading global maritime company involved in shipping, floating infrastructure, deepwater oil & gas production, and new sustainable technologies. Founded in 1955 by Sir YK Pao, BW controls a fleet of over 450 vessels transporting oil, gas and dry commodities, with its 200 LNG and LPG ships constituting the largest gas fleet in the world. In the renewables space, the group has investments in solar, wind, batteries, and water treatment.

This information is subject to disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.